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                 EXHIBIT 24 - Consent of Independent Auditors

We consent to the incorporation by reference of our report dated May 17, 1994, except for Note Q, as to which the date is May 23, 1994, with respect to the consolidated financial statements and schedules of Gerber Products Company and subsidiaries, included in the Annual Report (Form 10-K) for the year ended March 31, 1994, in the following registration statements:

. Registration Statement (Form S-8 No. 33-32011) dated December 4, 1989, pertaining to the Gerber Retirement Investment Plan.

. Registration Statement (Form S-8 No. 33-42103) dated August 5, 1991, pertaining to the Stock Ownership Program.

. Registration Statement (Form S-3 No. 33-66878) dated August 2, 1993, pertaining to the issuance of up to $150 million of debt securities, preferred stock and certain other securities.

                                       ERNST & YOUNG

Grand Rapids, Michigan
June 20, 1994